Fits My Style Inc.
9A Yadin Igal St
Ra’anana
Israel 43582

August 11, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Evan Jacobson, Attorney-Advisor

Re: Fits My Style Inc.
Registration Statement on Form S-1
Filed on June 14, 2011, as amended July 20, August 8, 2011 and August 11, 2011
File Number 333-174892

Dear Mr. Jacobson:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Fits My Style Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 9:30 a.m. on Friday, August 12, 2011, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

FITS MY STYLE INC.

By:	/s/ Nir Bar Nir Bar, President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer and Director

By:	/s/Guy Turnowski Director